Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, May 12, 2021 - Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), pursuant to the Brazilian Securities Commission’s (“CVM”) Instruction No. 358, dated January 3, 2002, as amended, and to Instruction No. 480, dated December 7, 2009 (“Instruction No. 480/09”), as amended, hereby informs, on the present date, its Board of Directors approved, subject to the conditions below, the realization of investment for construction of a new pulp production mill with a nominal capacity of 2,300,000 (two million and three hundred thousand) tons of eucalyptus pulp per year, to be located in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project (“Cerrado Project” or “Project”),

The Project shall have an industrial capital investment estimated on BRL 14.7 billion, the disbursement of which shall be distributed between the years of 2021 and 2024. The Company estimates that the new plant will start operating in the first quarter of 2024.

The approval and the effective execution of the Cerrado Project are subject to (i) the Company's commitment to financial discipline, maintaining compliance with the parameters established in the Suzano’s Debt Management Policy; and (ii) the conclusion of the negotiation of the acquisition of the equipment and services necessary to carry out the Project, under satisfactory conditions, to be subsequently evaluated and resolved by the Board of Directors.

The Project shall be financed by the Company's cash position and cash generation from current businesses, which can be complemented by financing, provided that the conditions are attractive in terms of cost and term.

The Cerrado Project represents an important advance in the Company's long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp and Suzano’s evolution in sustainability - especially with regard to climate and waste, providing a major carbon capture increase arising from the new forest base.

In addition, the new plant will have a surplus capacity for renewable energy generation of approximately 180 MW average, and is also considered in the industry as free from fossil fuel - a new milestone for Suzano in eco-efficiency that shows its commitment to society and the planet.

São Paulo, May 12, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer